September 21, 2018

Via EDGAR Correspondence Filing

Dominic Minore, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RiverNorth Opportunistic Municipal Income Fund, Inc. (the “Fund”)

File Nos. 333-226273, 811-23366

Dear Mr. Minore:

This letter responds to your comments, provided by telephone on September 20, 2018, regarding the registration statement on Form N-2 for the above captioned Fund (the “Registration Statement”). Capitalized terms not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

Prospectus

Cover

1.	On the Cover and throughout the Prospectus, following the references to the Fund’s (or an Underlying Fund’s) ability to invest in Municipal Bonds rated below investment grade, please clarify the lowest rating (e.g., “D”) that a Municipal Bond in which the Fund may invest may be rated.

Response: The Prospectus has been revised as requested.

Limited Term and Eligible Tender Offer

2.	Please further detail in your response that the “Eligible Tender Offer” for the Fund is designed in a materially similar fashion to the “Eligible Tender Offer” described in the registration statement on Form N-2 for XAI Octagon Floating Rate & Alternative Income Term Trust (File Nos. 333-217196; 811-23247).

Response: The Fund confirms that the “Eligible Tender Offer” and the description thereof is materially similar to that of the XAI Octagon Floating Rate & Alternative Income Term Trust transaction, in that each fund’s “Eligible Tender Offer” has the following attributes:

•	Within 12 months prior to the fund’s stated termination date, the fund’s Board may cause the fund to conduct a tender offer to purchase outstanding shares from all shareholders at net asset value per share of the fund;
•	The terms of each Eligible Tender Offer include a provision pursuant to which, in the event the number of shares properly tendered would result in net assets remaining in the fund to be below the “Termination Threshold”, the Eligible Tender Offer will be terminated and no shares will be repurchased pursuant to the Eligible Tender Offer. The “Termination Threshold” for RiverNorth Opportunistic Municipal Income Fund is $100,000,000 and the “Termination Threshold” for the XAI Octagon Floating Rate & Alternative Income Term Trust is a to be determined percentage of the fund’s assets; and
•	If the number of tendered shares in each of the Eligible Tender Offers would result in net assets remaining in the fund to be equal to or above the Termination Threshold, then all properly tendered shares will be purchased by the fund.

Certain Provisions of the Fund’s Charter and Bylaws and of Maryland Law

3.	Please clarify in the subsection “Approval of Extraordinary Corporate Actions” that shareholder rights to approve and terminate the Fund’s advisory contracts under the 1940 Act will not be affected.

Response: Per your request, the following sentence has been added to the above referenced section: “[i]n no event will the foregoing provisions affect shareholder rights under the 1940 Act to approve or terminate an advisory contract of the Fund (without the approval of any Continuing Director or other member of the Board of Directors).”

* * * * *

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Morrison Warren at (312) 845-3484 or the undersigned at (312) 845-3273.

Very truly yours,

Chapman and Cutler LLP

By	/s/ Walter L. Draney
Walter L. Draney, Esq.

cc: Marcus L. Collins, Esq.; RiverNorth Capital Management, LLC.

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